

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 24, 2009

Gary Gatchell
Chief Financial Officer
Ascent Solar Technologies, Inc.
8120 Shaffer Parkway
Littleton, Colorado 80127

> **Re: Ascent Solar Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-32919**

Dear Mr. Gatchell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief